INVEST IN **WILD RYE**

Beautifully designed technical apparel to empower women in the outdoors and beyond



THE OUTDOOR INDUSTRY WASN'T BUILT FOR WOMEN
so we built Wild Rye

wild-rye.com Ketchum, ID

Notable Angel

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

1. Sold in every REI, evo, and Title Nine door & 75+ specialty retailers, for a total of 300 doors
2. $5.2M projected in 2025 | $15mm in revenue and profitability in 2027 (projections not guaranteed)
3. Featured in Forbes, Wall Street Journal, Outside, Women's Health, New York Magazine, and more

4 Certified B Corp and Climate Neutral, Members of 1% For the Planet, Protect our Winters and more.

5 All-women team of outdoorswomen. We are both Wild Rye's customers and creators

6 43% repeat customer rate (15pts above avg.), but only an 8% product return rate (18pts below avg.)

7 CEO & Founder Named Outdoor Retailer Emerging Leader of the Year in 2023

Featured Investors



Abby Bruning [in]
Syndicate Lead

Follow   Invested $15,000 (i)

Nebraska farm girl -> Nike -> SAHM -> Family Bank -> Angel Investing -> Arc'teryx -> Hydro Flask

"I am actively investing in Wild Rye because I see more than an outdoor apparel company. I see a brand redefining who gets to belong in the outdoors. From their partnerships to their commitment to sustainability, inclusivity, and building community for female-identifying athletes, this is the kind of impact-driven leadership I want to get behind. Wild Rye is helping reshape the entire outdoor industry for the better in ways that established companies can not get to. Cassie and team are committed to making the world a better place, one adventure at a time."



Missy Park [in]

Follow   Invested $250,000 (i)

Founder & CEO of Title Nine, T9 Ventures

"Cassie Abel of Wild Rye is that rare founder who has both passion and skill in the three critical components for business success: the product, the customer and the business. She has successfully bootstrapped Wild Rye to a position of market leadership in the women's outdoor space. And she is now well-positioned for market dominance."

 **Mel Strong** in Follow

Mel is a former Nike executive and founding partner of Next Ventures.

"As someone who's spent my career backing bold ideas—and my free time chasing adventure outside—investing in Wild Rye was an easy yes. I believe deeply in supporting women-led businesses, especially those rooted in purpose. Wild Rye isn't just building technical gear that performs—they're building belonging. They've created a brand that reflects the strength, grit, and joy of women who live for the outdoors, and they're doing it with integrity, creativity, and a sense of fun that's infectious. I'm proud to be part of their journey."

 **Jim Collis** Follow   Invested $500,000

Managing Partner, Family Office: Colfam Management

"The women's category remains an underserved segment in the outdoor market, and Wild Rye was ahead of the curve in addressing that gap. From the beginning, I saw in Cassie a steadfast and visionary leader—someone capable of navigating macroeconomic challenges with courage, resilience, and grit. I invested early because I believed in her and the brand, and have since followed on with additional capital. Wild Rye is a true disruptor, and I believe it will continue to break barriers and lead the way for women in the outdoors."

 **Eoin Comerford** in Follow   Invested $25,000 ⓘ

ex-CEO Moosejaw, Advisor to Outdoor-Active Companies

"Wild Rye has really connected with younger outdoor women providing apparel that really meets their needs before, during and after their outdoor adventures. Founder Cassie Abel embodies the brand and has surrounded herself with a high performance team to execute her vision. The world has taken notice, evidenced by ongoing impressive growth in both DTC and wholesale, driving scale and a near-term path to profitability."

 **Digsbury Ventures**  Follow | Invested $300,000 ⓘ

Steve Westover, Managing Parter

"Wild Rye is a bold and creative company, they've got strong internal leadership and an unwavering commitment to shaping the future of the outdoor industry. In a space that urgently needs their vision and values, Wild Rye stands out— not by merely existing, but by consistently pushing boundaries, driving progress, and redefining what's possible. They're not here to follow trends—they're here to make waves, grow fearlessly, and leave a lasting impact (aka f*ck sh*t up)."

 **Abby Bruning** Follow

Part of the Oregon Sports Angles Network, Abby is ex-Nike and currently leads product at Hydroflask.

"I chose to invest in Wild Rye because I saw more than an outdoor apparel company. I saw a brand redefining who gets to belong in the outdoors. From their partnerships to their commitment to sustainability, inclusivity, and building community for female-identifying athletes, this is the kind of impact-driven leadership I want to get behind. Wild Rye is helping reshape the entire outdoor industry for the better in ways that established companies can not get to. Cassie and team are committed to making the world a better place, one adventure at a time."

 **Sandy Pressley** [Follow]

Part of the Oregon Sports Angels, Sandy is an ex-Nike executive

"I invested in Wild Rye because I believe in Cassie Abel and the direction she is taking the company/brand. Cassie's belief in the power of women supporting women—especially in the outdoor industry resonates! Wild Rye is creating more than just high-quality gear; it's building a more inclusive and empowering outdoor community. I'm proud to be part of their journey—and excited about the brand's strong potential for growth and impact."

Our Team



Cassie Abel   Founder & CEO

Cassie has worked in the outdoor industry for nearly 20 years. She's 3x All-American lacrosse player turned adventure athlete and has been recognized repeatedly as an outdoor industry leader. Founded Wild Rye in 2016 to bring women better options.



Shannon Allen   VP of People & Operations

The glue that holds it all together. Shannon's job title doesn't come close to explaining all she accomplishes on any given day - more accurately, she's our COO/COS all rolled into one. Prior to Wild Rye, Shannon was a long-time hospitality executive.



Maro LaBlance   Marketing Director

From scrappy start-ups to global heritage brands, Maro is an outdoor and ski industry vet with 23 years of marketing and communications experience. Leads Wild Rye's marketing strategy and team, blending big-picture vision with tactical execution.

Invest in the brand that's breaking barriers


wild rye's mission
EMPOWER WOMEN.
At Wild Rye, we exist to empower women — building confidence, connection, and community in the outdoors and beyond.
From creating beautifully designed technical apparel to fostering an inclusive space for women of all backgrounds, we champion women to pursue their passions, break boundaries, and have more fun—wherever life takes us.

The outdoor industry wasn't built for women, so we built Wild Rye.

Hi, I'm **Cassie**, founder & CEO of Wild Rye. I'm a former All-American lacrosse player turned adventure athlete. After 15 years in the outdoor industry, I got tired of squeezing into gear that didn't fit—and being told "women won't invest in high-end gear." But I knew that wasn't true and that the industry was ignoring nearly half the market, so I launched **Wild Rye**, now a certified **B Corp**, to prove them wrong.

Wild Rye is the **leading technical outdoor apparel brand 100% founded, led, and built for women**. We design bold, beautiful gear that actually fits, performs, and looks good—because **we *are* our customer and our creators**. Our all-women team lives the lifestyle, knows what's missing, and builds what women really want. But we're more than just great product—**our mission is to empower women, build confidence, and create community through outdoor adventure**.

Our apparel blends high-performance fabrics, extra stretch, flattering fits, and thoughtful technical features—with contemporary, playful style. And we speak to our community

like we would a girlfriend: with inclusivity, cheekiness, and heart.


More Than Mountains: Wild Rye Rebrand (Official)
Watch later
Share
Watch on YouTube

💥 The Problem: 26 Million Women Ride or Ski. Their Gear? Still an Afterthought.

The outdoor industry has long ignored nearly half the market. Designing and developing men's product and then dumbing it down, turning it pink or turquoise and calling it a women's style. This doesn't work. For great fit and performance, women need specific materials (extra stretch) to accommodate our curves, thoughtful sizing, specifically placed pockets, and just as much tech and function as our male counterparts.


the market for women's outdoor apparel
is huge and growing
WOMEN MAKE UP
46%
OF OUTDOOR RECREATORS
YET WOMEN ONLY RUN
4%
OF CYCLING BRANDS AND
16%
OF OUTDOOR BRANDS
4/100 CYCLING BRANDS LED BY WOMEN
$66 billion
OUTDOOR APPAREL MARKET IN 2032
$16b
US WOMEN'S OUTDOOR APPAREL MARKET TODAY
$3.8b
US WOMEN'S CYCLE & SKI APPAREL MARKET

Forward-looking projections cannot be guaranteed.

Forward-looking projections cannot be guaranteed.


the opportunity
WOMEN HAVE MASSIVE SPENDING POWER
26 MILLION WOMEN RIDE OR SKI
...BUT WHERE'S THEIR GEAR?
WOMEN CONTROL 85%
OF DISCRETIONARY SPENDING
WOMEN SPEND 200% MORE
ON APPAREL THAN MEN

When the product is high quality and resonates, women will spend. **The takeaway?** The market is massive, and underserved. Women are not only ready to spend—they're ready to invest in brands that *actually see them*.

✨ Our Solution: Wild Rye


WE DESIGN EVERYTHING
from the ground up for women

Wild Rye is exclusively for women. Women who ski, bike, and adventure outdoors. Women who are tired of being an afterthought. Our product promise? We never compromise on fit, performance, or style. In other words, we create clothes that make women feel comfortable and confident in all of their pursuits.



how we roll

- High-performance and durable-as-hell fabrics with extra stretch
- Flattering fits, inclusive sizing and technical features
- Beautiful & contemporary style, prints and colors
- A cheeky, inclusive voice that actually speaks to her

63% of our customers choose us because we're women-led. They stay for the product and the purpose.

📈 Our Traction



OUTPACING THE INDUSRY

growing fast & creating loyal fans

Wild Rye is a rapidly growing omni-channel brand that's ready to skyrocket, with loyal customers and a tight-knit and strong brand community. Our numbers back that up.

In 2025, our revenue will be attributed to: 61% direct-to-consumer, 38% wholesale, 1% marketplace (i.e. Amazon) and less than 1% of revenue can be attributed to our peer-to-peer resale platform, Wild Rye redux.

A few brand highlights...

- Featured in **Forbes**, **Wall Street Journal**, **Women's Health**, **Powder Magazine**, **SELF**, **Travel & Leisure**, Outside (many times) and more.

2024
3 billion+ media impressions

BBC

WSJ **BIKE** MAG **POWDER** THE SKIER'S MAGAZINE

Women'sHealth **TRAVEL+ LEISURE**

Forbes **SELF** **Outside**

- Capsule collection collaboration with Smith Optics

- Only women-led brand at Red Bull Rampage (yes, we made SportsCenter)

Some key figures...



$5.2M
PROJECTED
REVENUE IN 2025

300
RETAIL DOORS NATIONWIDE
REI title nine evo

82%
COMPOUND ANNUAL
GROWTH RATE

Forward-looking projections cannot be guaranteed.

🌎 Built with Purpose: People, Planet, Progress



B CORP CERTIFIED
leading with purpose

Wild Rye isn't just here to make great gear—we're here to break the mold and hold the entire industry to a higher standard.

As a **Certified B Corp** and **Climate Neutral Certified** brand, we hold ourselves to the highest standards of social and environmental responsibility. We're proud members of **1% for the Planet** and **Protect Our Winters**, donating a portion of every sale to organizations protecting the places we play.

We don't just talk about impact—we live it:



Certified
B
Corporation
POW
PROTECT OUR WINTERS
1% FOR THE PLANET
CLIMATE NEUTRAL
CERTIFIED
RIDE FAST
RAISE HELL
Planned Parenthood

- Raised **$50K for Planned Parenthood** through our Ride Fast, Raise Hell initiative
- Over **90% of our products** are made with majority recycled or preferred materials—with a goal to hit **100%**
- We empower our customers to offset the carbon footprint of each of their orders as well, through our partnership with **EcoCart**.
- Since the early days, we've selected supply chain partners who share our values: ethical production, sustainable materials, and transparency
- Wild Rye redux, our peer-to-peer resale platform, keeps product in market and out of landfills longer

Wild Rye is proof that doing good and doing well aren't mutually exclusive. Our customers care about purpose and so do we. View our 2024 Impact Report here.



💸 Why We're Raising on Wefunder



Let's talk about the reality: **women receive just 2% of venture capital funding and 30% less in bank loans than our male counterparts.** We've predominantly bootstrapped Wild Rye since 2016, but it's time to pour some fuel on the fire and scale while staying true to our values.

That's why we're turning to **you**—our community, our customers, and everyone who believes the outdoor industry needs a reset. We want to offer you the opportunity to **own a piece of Wild Rye**. We'd rather share our future with our customers, community, and believers than with another boardroom full of people who don't "get" the market.

We're raising $1M to build upon what's working and bring Wild Rye to more women, across more categories of outdoor sport. Together, we'll hit $38M in revenue by 2029, with profitability by 2027.



Forward-looking projections cannot be guaranteed.

Your investment powers:



- 📣 **50%** → Marketing & community growth

- 🧵 **20%** → New category innovation

- 🛒 **15%** → Retail & distribution expansion

- 👷 **15%** → Team & operations

⏰ Why Now



Escalating tariffs are creating short-term headwinds. We're actively shifting production out of China—a long-term move that will reduce costs and improve resilience. But to complete the transition, we need a short-term bridge.

🔮 The Vision: A Billion-Dollar Brand Built for Women

We've proven there's demand. Now we're scaling to meet it. Coming up for Wild Rye:

- **Technical ski/snow outerwear for snowsports launching in 2025**

- **A collaboration with run's leading women-led brand in 2026**

- **MTB protection with a top-secret, best-in-class protection partner come 2027**

- **Additional new category expansion in 2028**

We're not chasing trends—we're building a category-defining brand.

👊 Join the Party: Invest in Wild Rye



Wild Rye isn't just apparel—it's a rebellion to level the playing field for women. It's a stand for equity, design, and outdoor adventure *on women's terms.*

We've weathered COVID, co-founder breakups, and now trade wars—and we're still here, still building. But we can't do it without you.

💥 **Invest in Wild Rye. Let's scale this thing together.**